UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

August 22, 2023

In accordance with the Regulation of Relevant Information and Reserved Information, approved by Resolution SMV No. 0005-2014, we are pleased to inform that today, August 22, 2023, we have been notified with Resolution No. 8 dated August 11, 2023, issued by the Fifth National Preparatory Investigation Court, by which the Final Agreement on Settlement and Cooperation signed on September 15, 2022, between AENZA S.A.A. and its subsidiaries Cumbra Perú S.A. and UNNA Transporte S.A.C., and the Ad Hoc Public Prosecutor's Office and the Peruvian Public Ministry is approved, in all its terms, as informed to the market by means of a Relevant Information Communication of such date.

The terms of the aforementioned Agreement will become effective once the resolution is consented, following the normal procedure for judicial resolutions.

This is an important milestone in the consolidation of our sustainable growth strategy in the region, reaffirming our commitment to generate value for all our stakeholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FERNANDO RODRIGO BARRON
Name:	Fernando Rodrigo Barron
Title:	VP of Corporate Finance and Business Development
Date:	August 22, 2023

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